

Lehman Brothers
2006 CEO Energy/Power Conference

New York
September 6, 2006

www.sug.com



Forward-Looking Statements

Statements contained in this presentation that include company expectations or predictions of the future are forward-looking statements intended to be covered by the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. It is important to note that the actual results of company earnings could differ materially from those projected in any forward-looking statements. For additional information refer to Southern Union Company's Securities and Exchange Commission filings.

Southern Union Contact:
Jack Walsh, Director of Investor Relations
800-321-7423



Southern Union Company

Company Profile (NYSE:SUG) – June 30, 2006	
Total assets	$6.1 billion
Market Capitalization	$3.0 billion
Shares Outstanding	111.9 million
Cash Dividend/Yield	$.40 per share/1.5%
Credit Ratings	BBB/Baa3/BBB

New England Gas Company

Missouri Gas Energy

Panhandle Eastern Pipe Line

Transwestern Pipeline

Southern Union Gas Services

Trunkline Gas

Trunkline LNG

Sea Robin Pipeline

Florida Gas Transmission

○ storage



Portfolio Asset Mix



Missouri Gas Energy
New England Gas Company

17%

3%

52%

Panhandle Eastern Pipe Line
Trunkline Gas Co.
Trunkline LNG
Sea Robin
Florida Gas Transmission
Transwestern Pipeline

28%

Southern Union Gas Services
(formerly Sid Richardson)

☐ Transportation ☐ Midstream ☐ Distribution ■ Other

You Know Our Assets



Create Shareholder Value

Reposition Portfolio

Broaden
Shareholder Appeal

Efficiently
Manage Assets

Fund Growth & Optimize Capitalization



Reposition Portfolio

✓ Building portfolio of franchise-quality assets

✓ Repositioning portfolio to higher returning businesses

  – 2003: Acquisition of Panhandle Energy/Sale of Texas distribution assets

  – 2004: Investment in Cross Country

  – 2006: Acquisition of Sid Richardson/Sale of PA & RI distribution assets

✓ Evaluating market opportunities

SUG Actively Manages Portfolio to Optimize Value



Efficiently Manage Assets

✓ Efficiently manage existing assets

- – Integrating Panhandle and Cross Country produced synergies of $25MM
- – Pursuing rate cases at both LDCs
- – Driving future savings and efficiencies with shared services

Assets Managed to Maximize Free Cash Flow



Fund Growth & Optimize Capitalization

✓ Utilize free cash flow to fund growth and optimize capitalization

- Reinvest in high returning growth projects
  - Trunkline LNG
  - Trunkline Field Zone Expansion
  - SUGS projects
- Optimize debt level – maximize return to shareholders
  - Conversion of $125MM equity units in August

Building Value through Reinvestment



Broaden Shareholder Appeal

✓ SUG is taking steps to appeal to more investors including:

- Changing fiscal year end from June to December

- Implementing $.40 per share cash dividend in 2006

- Improving shareholder communications

Raising Profile through Clarity



Delivering Value



CAGR = 24.2%

➢ $100 invested in SUG in January 2003 is worth $218.27 today.



Consistent EPS Growth



* - 2005 Diluted EPS excludes a non-cash charge of $175 million related to the impairment of goodwill for the distribution properties expected to be sold in 2006. Diluted EPS reported in 2005 was $.03 per share.

Note: Previously issued 2006 GAAP guidance includes contributions from SU Gas Services for ten months, closing of the LDC sales prior to the end of the third quarter, and excludes projected one-time charges related to the announced LDC sales.



Strong Cash Generator

Cash Flow From Operations
(Before Changes in Working Capital)



Note: Data shown represents fiscal year ended June 30, 2003 and calendar years ended December 31, 2004 and 2005.

Generating Cash for Growth through Reinvestment



Diversified Earnings Base



Note: Data shown represents fiscal years ended June 30, 2002 and 2003 and calendar years ended December 31, 2004 and 2005. 2005 data excludes a non-cash charge of $175 million related to the impairment of goodwill for the Company's distribution businesses sold in 2006. Reported operating income for the distribution segment in 2005 was a loss of $42.5 million.

Strengthened Balance Sheet


$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
(Millions)
65%
35%
63%
37%
53%
47%
49%
51%
2003
2004
2005
2006
Equity
Debt

Note: Debt/Total Capitalization ratio as of December 31 for periods shown except June 30, 2006; provides 100% equity credit for preferred stock and convertible equity units and excludes bridge financing.



2Q 2006 Segment Highlights ($000s)

Segment	EBIT	D&A	Adj.	Adj. EBITDA
Transportation	$76,011	$16,985	$28,179[1]	$121,175
Midstream	$17,917	$13,400	$23,100[2]	$54,417
Distribution	($6,376)	$7,792		$1,416

1. Includes SUG's 50% of Transwestern's total interest and depreciation of $23 million plus SUG's 25% of Citrus' total interest, taxes, and depreciation of $67 million.

2. Includes $21.8 million of cash settlement from 2Q options plus $1.3 million non-cash loss related to the time value portion of the hedge.



2Q EBIT Reconciliation ($000s)

Transportation & Storage EBIT	$76,011
Gathering & Processing EBIT	$17,917
Distribution EBIT	($6,376)
Corporate & Other	($377)
Interest	$62,978
Federal & state income taxes	$7,876
Net earnings from continuing operations	$16,321
Net earnings from discontinued operations	($2,587)
Preferred dividends	$4,341
Net earnings available to common shareholders	$9,393

Asset Overview



New England Gas Company
Missouri Gas Energy
Panhandle Eastern Pipe Line
Transwestern Pipeline
Southern Union
Gas Services
Trunkline Gas
Florida Gas Transmission
Trunkline
LNG
Sea Robin Pipeline
storage



Distribution Assets

Missouri Gas Energy







- Headquartered in Kansas City, MO
- Regulated by the Missouri PSC
- Serves approximately 500,000 customers
- Serves 34 counties throughout MO
- Filed for $41.7 million rate increase

PG Energy

SOLD!

- Headquartered in Wilkes-Barre, PA
- Regulated by the Pennsylvania PUC
- Serves approximately 160,000 customers
- Serves 13 counties in northeastern and central PA
- Sold PA assets to UGI for $580 million

New England Gas Co.

SOLD!

- Headquartered in Providence, RI
- Regulated by the RI PUC and the Massachusetts DT&E
- Serves approximately 250,000 customers in RI
- Serves approximately 50,000 customers in MA
- Sold RI assets to National Grid for $575 million including assumed debt of $77 million



Transportation & Storage Business

Panhandle Energy Pipelines		
Panhandle Eastern	**Trunkline Gas**	**Sea Robin**
> 6,500 miles > 2.8 Bcf/d capacity > 4 yr. Avg. Contract Life > 2005 volumes - 609 Tbtu	> 3,500 miles > 1.5 Bcf/d capacity > 10 yr. Avg. Contract Life > 2005 volumes - 459 Tbtu	> 450 miles > 1.0 Bcf/d capacity > 1 yr. Avg. Contract Life > 2005 volumes - 146 Tbtu

CrossCountry Energy Pipelines	
Transwestern	**Florida Gas Transmission**
> 2,400 miles > Bi-directional flow system > 2.1 Bcf/d capacity > 4 yr. Avg. Contract Life > 2005 volumes - 589 Tbtu	> 5,000 miles > 2.1 Bcf/d capacity > 10 yr. Avg. Contract Life > 2005 volumes - 699 Tbtu



Key Characteristics

- FERC regulated
- Diverse access to supply
- Strong and growing customer base
- Significant organic growth opportunities
- Consolidated operations

One of the Nation's Largest Interstate Pipeline Companies



Trunkline LNG Company



- One of North America's largest operating facilities
- Fully contracted with high credit quality counterparty-BG Group - until 2028
- 1.8 Bcf/d baseload sendout
- 9.0 Bcf storage
- Ambient air vaporization and NGL extraction to be in service by 2008

Trunkline LNG is a Leading Player in LNG Sector



Strong Organic Growth

Project Name	Capacity	Est. Cost ($MM)	Est. EBIT[1] ($MM)	In Service	SUG %	Comments
TW - San Juan Expansion	375 MMcf/d	$140	$24	May 1, 2005	50%	Complete
TGC LNG Lateral Loop	1,500 MMcf/d	$50	$18[2]	July 22, 2005	100%	Complete
Trunkline LNG Phase I	570 MMcf/d 2.7 Bcf storage	$140	$28	April 5, 2006	100%	Complete
Trunkline LNG Phase II	600 MMcf/d	$79	$15 - $20	July 8, 2006	100%	Complete
Florida Gas Phase VII	100 – 160 MMcf/d	$60 - $105	$8 - $14	Mid 2007	25%	Received FERC Certificate
Trunkline LNG IEP	Vaporization & NGL extraction	$240 - $250	$30 - $35	Mid 2008	100%	Filed with FERC
Trunkline North Texas	510 MMcf/d	$150 - $160	$18 - $25	Late 2007	100%	3Q FERC Filing

1 - Note: EBIT is equivalent to operating income under GAAP.

2 – Represents 100% of available capacity contracted to BG through 2028.



Gathering & Processing Business



WEST EUNICE COMP. STA.
JAL PLANT
KEYSTONE PLANT
MI VIDA TREATER
COYANOSA PLANT
TIPPETT PLANT
PUTNAM TREATER
GREY RANCH CO 2 TREATER
NEW MEXICO
TEXAS
Permian Basin Area
North System
South System
Major High Pressure Transfer Pipelines
Richardson NGL Pipeline

- Southern Union Gas Services acquired by Southern Union on March 1, 2006
- Major provider of gas gathering and processing services in the Permian basin
- Unregulated, high growth business

System Detail



Pipeline Statistics	
Total Miles	4,750
Producer Delivery Points	1,754
Current Throughput	604 Bbtu/d
NGL Production	34,800 Bbls/d
Field Compression HP	104,840

Plant Statistics	Processing	Treating
Active Plants	4	6
Capacity	470 MMcf/d	765 MMcf/d
Throughput	388 MMcf/d	426 MMcf/d
Compression HP	127,520	7,200

Note: Operating information as of May 2006.

Differentiating Factors



Inter-Connected Assets

Provides flexibility to maximize value

Attractive Contract Structure

Operational Reliability



Attractive Contract Risk

- Percent of Proceeds Contracts
  - 45% by volume
  - 80 - 85% by margin
  - Spreads price risk to both producer and pipeline
  - Fixed recovery and fuel % in contract
  - Allows pipeline and producer to hedge their interests
  - Allows pipeline to benefit from operational flexibility
  - Creates pipeline option to optimize revenue when processing is economic
  - Contract contains recovery of treating, compression and gathering services

- Fee Based/Conditioning Fee Contracts
  - 55% by volume
  - 15 – 20% by margin
  - Contracts contain fixed fees for service
  - Depending on gas quality, contracts may contain upside for processing and no downside risk below base fee
  - Creates exposure to diverse producer base with no downside commodity risk



Operational Reliability

- Operating Risks reduced by...
    - Diversified inter-connected assets
    - Strong reliable operations
        - High run rate
        - Low FF&U (fuel, flared and unaccountable)
        - Low operating costs
        - Gas rejection
        - Blending



Manageable Commodity Exposure

2006	MMBTU/D
Natural Gas	45,000
Natural Gas Liquids	8,000
Crude	0
Effective Net Price	$9.23

2007	MMBTU/D
Natural Gas	25,000
Natural Gas Liquids	9,000
Crude Oil	17,000
Effective Net Price	$9.16

- SUGS' system flexibility allows it to hedge equity BTU volumes using various instruments

- Current hedging done through put options so that SUGS maintains upside while mitigating downside



SUGS Growth Projects



- **Deep Atoka Gas Development – Loving, Winkler and Ward Counties, Texas**
  - ~200MMcf/d currently producing
  - Expect to double that by 2008 with 16 to 18 rigs
  - 5 to 30MM/d per well
- **Eunice Area Expansion Projects – Lea County, New Mexico**
  - 70 MMcf/d expansion
  - Expect to connect additional volumes from major active producers in 2006 and 2007
  - High margin, rich, sour, low pressure gas
- **Spraberry Trend Expansion – Reagan County, Texas**
  - 20 mile extension of system into Spraberry trend
  - Over 15 MMcf/d of 6.6 GPM gas
  - Infill drilling continues at a steady pace
- **West Texas Barnett Shale – Culberson, Reeves, Pecos & Jeff Davis Counties, TX**
  - Over 2 MM acres have been leased in past 2 years in area with little infrastructure for gas or NGL's
  - Approximately 40 evaluation wells have been drilled, are drilling or are permitted
  - Chesapeake recently acquired 135,000 acres and active exploratory program with established commercial production in the area from Hallwood and Four Sevens (Alpine)
  - Additional players include, EOG, Encana, Petro-Hunt, Burlington, Quicksilver and Southwestern Energy



Questions